Exhibit 99.1

Ability Inc.

ABILITY INC.

Registrar no.: 303448

To:	The Securities Authority	To:	The Tel Aviv Securities Exchange Ltd.	T053 (Public)	Transmitted on MAGNA:	01/01/2020
	www.isa.gov.il		www.tase.co.il		Reference	2020-01-000585

Immediate Report on Events or Issues Exceeding the Ordinary Business of the Corporation

Regulation 36 of the Securities Regulations (Periodic and Immediate Reports), 1970

Issuing results must be reported in T20 and not in this form.

Reports on debenture ratings or corporate ratings must be submitted using the T125 form.

Report on: ☐ Delayed report

Nature of incident: Delisting from the NASDAQ

1.	Following the Company’sreport from December 29 2019 (ref. no. Following the Company’sreport from December 29 2019 (ref. no. 2019-01-114564) regarding delisting the Company’sordinary shares from the Nasdaq (Nasdaq Capital Market) effective at the close of trading hours on December 27 2019, the Company hereby announces that it has changed its reporting format to a format in accordance with Chapter 6 of the Securities Law, 1968 (“the Law”) which apply to corporations reporting in Israel in all matters pertaining to its immediate reports, while regarding its periodic reports, it will continue to report in accordance with Chapter 5C of the Law, for six months from the Company’sordinary shares delisting as noted above, as set in Section 36(a2) of the Law. To date, the Company has filed its reports in Israel in accordance with the provisions of Chapter 5C of the Law applicable to dual companies. The Company would like to clarify that the Company remains a reporting company in the United States in accordance with U.S. securities law and therefore, in addition to the reporting format in accordance with Chapter 6 of the Law, as noted above, it intends to continue to file reports to the United States Securities and Exchange Commission, in accordance with applicable requirements.

_________

2.	Date and time on which the corporation was first informed of the event or matter:

☒

☐ _________

Report delayed in accordance with Regulation 36(b)”

3.	If the report was delayed – the reason for its delay:

_________

4.	On_________ Time: _________ The obstacle to reporting has been removed.

5.	☐ The Company is a shell company as defined by the Stock Exchange’s bylaws.

Details of signatories authorized to sign in the corporation’s name:

	Name of Signatory	Position
1	Avi Levin	Chief Financial Officer

2	Anatoly Hurgin	CEO

Explanation: in accordance with Regulation 5 of the Periodic and Immediate Reports Regulation (1970), a report filed in accordance with these regulations shall be signed by those authorized to sign on behalf of the corporation. The staff position on the subject can be found on the Authority’s website: Press here.

Signed by CFO Avi Levin, C.P.A.

Reference numbers of additional documents on the subject (the reference does not constitute inclusion by way of reference):

2019-02-113325

The corporation’s securities are not listed for trade on the Tel Aviv Securities Exchange	Form structure update date: December 31st 2019

Abbreviated Name: Ability

Address: 14 Yad Harutzim , Tel Aviv 6770007      Telephone no.: 03-6879777,       Fax: 03-5376483

 Email: avi@ability.co.il      Company website: www.interceptors.com

Former names of reporting entity:

Name of electronic reporter: Yannai Andrei Position: Outside legal counsel Name of employer: Barnea & Co., Attorneys at Law

Address: 58 Harakevet , Tel Aviv 6777016 Telephone no.: 03-6400600 Fax: 03-6400650 Email: ayanai@barlaw.co.il